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                                                                      EXHIBIT 12.1

                                   PACIFIC ENTERPRISES
                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Dollars in millions)

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                                1998        1999        2000        2001       2002
                              --------    --------    --------    --------   --------
Fixed Charges:

Interest                          $ 84        $ 82        $ 72        $ 88       $ 63
Interest portion of
  annual rentals                    11           3           4           3          2
Preferred dividends
  of subsidiaries (1)                2           2           2           2          2
                              --------    --------    --------    --------   --------
Total Fixed Charges
  for Purpose of Ratio            $ 97        $ 87        $ 78        $ 93       $ 67
                              ========    ========    ========    ========   ========

Earnings:

Pretax income from
  continuing operations           $274        $350        $396       $377        $383
Total Fixed Charges
  (from above)                      97          87          78         93          67
                              --------    --------    --------    -------   ---------
Total Earnings for
  Purpose of Ratio                $371        $437        $474       $470        $450
                              ========    ========    ========    =======   =========
Ratio of Earnings
  to Fixed Charges                3.82        5.02        6.08       5.05        6.72
                              ========    ========    ========    =======   =========

(1)	In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

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